UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Launches High-Performance Compact Outdoor WiMAX™ Base Station Solution; Industry's First Implementation of Frequency Re-Use 1 and 4x4 RF Diversity Functionality Dated September 14th, 2009	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Launches High-Performance Compact Outdoor WiMAX™ Base Station Solution; Industry’s First Implementation of Frequency Re-Use 1 and 4x4 RF Diversity Functionality

Industry leading BreezeMAX® portfolio adds new small footprint, 802.16e macro base station that lowers operator costs and increases network capacity for multiple deployment scenarios enabling an optimized total cost of ownership

Tel Aviv, Israel., September 14 , 2009 – Alvarion Ltd. (NASDAQ:ALVR the world’s leading provider of WiMAX and wireless broadband solutions, today launched its new BreezeMAX Macro base station in an outdoor configuration that implements the latest WiMAX 802.16e technology for multiple frequency bands. Focused on reducing operational expenses and increasing profitability, the new outdoor solution will offer deployment flexibility and modular design, enabling maximum investment protection for wireless operators. The BreezeMAX Macro Outdoor is commercially available today.

The BreezeMAX Macro Outdoor base station is an attractive solution for operators looking to expand their service for rural connectivity or in large metropolitan areas, where availability of cell site locations is limited and leasing fees are costly.

“We see a great need in the market today to introduce solutions that reduce the high site costs in challenging geographies such as urban and high density areas as well as rural under-developed sparsely populated areas,” said Tzvika Friedman, president and CEO of Alvarion. “This new outdoor solution will ensure an optimized total cost of ownership, allowing our customers to effectively deal with space-related deployment issues and can substantially improve the business case.”

Key features meet operator needs
Available for 2.3 GHz, 2.3 GHz WCS, 2.5 GHz , 3.5 GHz and 3.6 GHz frequency bands, this new carrier-class product is compact in size and supports advanced mobility features such as handoffs, HARQ, Re-use 1 and 4x4 RF diversity. Both new features, Re-use 1 and 4x4 RF diversity, can significantly improve the business case of operators. Re-use 1 will allow the most efficient use of spectrum and will introduce flexibility for operators to plan and deploy their networks. The higher order 4x4 RF diversity configuration will considerably improve the coverage in certain scenarios, thus enhancing the customer business case and requiring less investment in cell sites.

“Vendors need to be able to meet a wide array of operator deployment needs,” said Daryl Schoolar, principal analyst, wireless infrastructure, with Current Analysis. “Alvarion recognizes the importance of this issue. The addition of an outdoor macro base station with features such as Re-use 1 and 4x4 RF diversity is an integral part of the development of future 4G technologies.”

Designed to compliment the existing base station offerings by enabling zero-footprint outdoor deployment scenarios for operators, the new BreezeMAX Macro Outdoor base station optimizes the installation space with a small lightweight form-factor that eliminates the need of an outdoor enclosure or cabinet. This product introduces an environmentally friendly weatherized system, avoiding the use of air-conditioning units, shelters and cabinets, while operating the system in extreme weather conditions. The new solution is part of Alvarion’s end-to-end 4Motion Mobile WiMAX™ solution and will be available in a macro configuration initially.

Expanding the BreezeMAX portfolio
The enhanced BreezeMAX portfolio enables flexible network deployment through modular architecture allowing a mix-and-match of different configurations: indoor, outdoor and macro. These configurations can be interchangeably used in the same network and are compatible to the existing BreezeMAX 802.16e devices and core elements, thus providing investment protection and significantly enhancing the operational capabilities of the operators.

Alvarion’s BreezeMAX family of radio access products is based on fourth generation OFDM radio innovation that provides state-of-the-art 4G functionality in one of the industry’s most deployed WiMAX platforms with over 250 commercial deployments in service around the globe. BreezeMAX is built with IP and OFDM innovation that spans over 12 years of development experience and provides a carrier class stable platform that allows rapid development of new features. Alvarion complies with the leading international environmental regulations by designing products that are environmentally responsible throughout all phases of their lifecycle.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

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